August 19, 2013

BY EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Brian Cascio

Re: First Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 27, 2013
File No. 001-33156

Dear Mr. Cascio:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the August 13, 2013 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”).
For your convenience, we have set forth below the Staff's comments in bold typeface followed by the Company's responses thereto.
Form 10-K for the fiscal year ended December 31, 2012

Item 8. Consolidated Financial Statements

Note 1. First Solar and Its Business, page 79

1.
We reference your response to prior comment 2 and the general discussion of the errors in Note 1 to the consolidated financial statements in your Form 10-K. Considering the quantitative significance of the errors to your GAAP net losses for fiscal years 2011 and 2012, in future filings please disclose the amount and a clear description of each individual error similar to the first paragraph of your response. Briefly disclose the qualitative factors you considered in concluding that the errors were not material to your financial statements.

We respectfully acknowledge the Staff's comment and note that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013, we will incorporate in our disclosures relating to the correction of errors the amount and a clear description of each individual error. We will also disclose the qualitative factors we considered in concluding that the errors were not material to our financial statements.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 602-427-3386.

Sincerely,

/s/ Mark Widmar_____
Mark Widmar
Chief Financial Officer

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